SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2003

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

Signatures
Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date September 24, 2003	By:	/s/ Douglas A. Ball Douglas A. Ball Chief Financial Officer

210, 1167 Kensington Cr. N.W. Calgary, Alberta Canada T2N 1X7

FOR IMMEDIATE RELEASE

ONCOLYTICS BIOTECH ENTERS INTO A BOUGHT DEAL FINANCING AGREEMENT
FOR $5 MILLION

CALGARY, AB, — September 24, 2003 – Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) announced today that is has entered into a bought deal agreement with Canaccord Capital Corporation. Under the agreement, Canaccord has agreed to purchase 1,000,000 units (the “Units”) at a price of $5.00 per Unit, resulting in gross proceeds to Oncolytics of $5,000,000. In addition, the underwriters will have the option until 48 hours before the closing date, to acquire up to an aggregate of 200,000 additional Units at the offering price. Each Unit consists of one common share and one-half of one common share purchase warrant, with each whole common share purchase warrant entitling the holder to acquire one common share upon payment of $6.25 per share for a period of 18 months following the closing date. The net proceeds from the offering will be used to fund clinical trials and for general corporate purposes. The offering is expected to close on or about October 14, 2003.

The transaction is subject to the receipt of all necessary regulatory and stock exchange approvals.

The securities to be issued by Oncolytics have not and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), or the securities laws of any state of the United States, and may not be offered or sold in the United States absent registration or an applicable exemption therefrom under the 1933 Act and the securities laws of all applicable states. This press release is not an offer of securities in the United States.

About Oncolytics Biotech Inc.

Oncolytics is a Calgary-based biotechnology company focused on the development of REOLYSIN®, its proprietary formulation of the human reovirus, as a potential cancer therapeutic. Oncolytics’ researchers have demonstrated that the reovirus is able to selectively kill human cancer cells in vitro that are derived from many types of cancer, including breast, prostate, pancreatic and brain tumours, and have also demonstrated successful cancer treatment results in a number of animal models. Phase I clinical trial results have indicated that there were no toxicology-related issues with the administration of the reovirus, and that the reovirus demonstrated activity in tumours injected with REOLYSIN®.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s expectations related to the placement of the units, as to progress in the clinical trial program and the Company’s belief as to the potential of REOLYSIN® as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, ability of the Company to complete the private placement on the terms set forth in its agreements, the Company’s ability to obtain regulatory approval for the offering, the availability of funds and resources to pursue Research and Development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

For Canada:	For Canada:	For United States:
Oncolytics Biotech Inc.	The Equicom Group	The Investor Relations Group
Doug Ball	Joanna Longo	Gino De Jesus or Dian Griesel, Ph.D.
210, 1167 Kensington Cr NW	20 Toronto Street	11 Stone St, 3rd Floor
Calgary, Alberta T2N 1X7	Toronto, Ontario M5C 2B8	New York, NY 10004
Tel: 403.670.7377	Tel: 416.815.0700 ext. 233	T: 212.825.3210
Fax: 403.283.0858	Fax: 416.815.0080	F: 212.825.3229
www.oncolyticsbiotech.com	jlongo@equicomgroup.com	theproteam@aol.com

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.